December 5, 2025

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rebekah Reed

Re:	Kartoon Studios, Inc.
Registration Statement on Form S-1
Filed November 19, 2025 File No: 333-291653

Dear Ms. Reed:

Kartoon Studios, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-291653), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Tuesday, December 9, 2025, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow and Melissa Palat Murawsky of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 or Ms. Murawsky at (215) 569-5732 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

KARTOON STUDIOS, INC.

By:	/s/ Andy Heyward
	Name:	Andy Heyward
	Title:	Chairman and Chief Executive Officer

cc:   Leslie Marlow, Blank Rome LLP